

Mail Stop 3030

October 16, 2015

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
420 Lexington Avenue, Suite 300
New York, New York 10170

> **Re: PAVmed Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 29, 2015**
> **File No. 333-203569**

Dear Dr. Aklog:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Please revise to calculate the registration fee of the units based on the offer price of the units and the exercise price of the warrants, and calculate the fee of the common stock underlying the warrants based on the exercise price of the warrants. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 240.05 and 240.06, available on the Commission's website.

Use of Proceeds, page 34

2.   We note your new disclosure on page 34 of the amount of net proceeds for the development, regulatory clearance and commercialization of each of your five lead projects. If the net proceeds from this offering would not provide sufficient funds for the development, clearance and commercialization of these projects, please provide the disclosure required by Instruction 3 to Regulation S-K Item 504.

<u>Dilution, page 36</u>

3.   We note the new disclosure in footnote 2 on page 36. Please disclose how the numbers and percentages would change if you sell the 800,000 additional units.

        You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: David Alan Miller, Esq.